Mail Stop 04-07

      January 7, 2005


Mr. William Slater
Chief Financial Officer
Symmetricom, Inc.
2300 Orchard Parkway,
San Jose, CA 95131-1017

	RE:	Symmetricom, Inc.
		Form 10-K for the fiscal year ended June 30, 2004
		Filed September 8, 2004

		Form 10-Q for the quarter ended September 30, 2004
		File No. 000-02287

Dear Mr. Slater:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended June 30, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

	Results of Operations, page 20

1. In future filings, revise your results of operations to include a discussion of cost of products and services and the other expenses that comprise your measure of gross profit.

2. It appears that your segments contribute in a disproportionate way to your operating results. In future filings, revise to discuss your results of operations on a segment basis. Refer to Section 501.06 of the Codification of Financial Reporting Policies.

Consolidated Statements of Operations, page 43

3. In future filings, separately state revenues from net sales of tangible products and sales of services, if greater than 10% of total revenues. Also, separately state the costs and expenses applicable to each category of sales and revenues. Refer to Rule 5-03 of Regulation S-X.

4. Explain for us your basis for classifying certain integration and restructuring charges and the amortization of purchased technology as a component of gross profit. In this regard, we note at page 67 that the integration and restructuring charges include a reduction in force, severance, lease loss, merger related activities, and relocation. Explain the nature of these costs in more detail and tell us how you determined that these costs were costs of sales and services.

Note A - Summary of Significant Accounting Policies

	Goodwill and Other Intangible Assets

5. We note that your disclosure addresses your impairment policy for
goodwill. In future filings, expand your disclosure to include a discussion of your impairment policy for intangible assets subject to
amortization.   In addition, your discussion of your goodwill
impairment policy at page 19 appears inconsistent with the disclosure at page 48. In future filings, revise your disclosures to separately describe your impairment policy for goodwill and other intangible assets. Supplementally provide us with your proposed disclosure.

6. Tell us how you identified your reporting units under the guidance in SFAS 142 for purposes of performing your goodwill impairment tests.

Note C - Discontinued Operations, page 54

7. Clarify for us the nature of your plan to dispose of the
Trusted
Time Division.  Tell us how you applied the guidance in SFAS 144 in
determining that it was appropriate to present the Trusted Time
Division as discontinued operations as of June 30, 2003.    If
this
division is to be disposed of other than by sale, tell us how you determined the date at which it should be presented as discontinued operations. In this regard, we note at page 23 that you expect operations to cease during fiscal 2005.

Note H - Goodwill and Intangible Assets, page 57

8. In future filings, provide in the notes to your financial statements the information required by paragraph 46 (a) of SFAS
142
with regard to your impairment losses.

Note O - Integration and Restructuring Charges, page 67

9. It is unclear how your discussion, and particularly your table on page 68, reconcile to integration and restructuring charges reported in your Statement of Operations. For instance, you reported total integration and restructuring expense of $8.4 million for fiscal 2003. You mention $1.2 million of lease loss charges expensed during that year, however, it is unclear whether there is any discussion of the remaining $7.4 million. Additionally, it is unclear how your expenses reported in your Statement of Operations for integration and restructuring charges for either fiscal 2003 or 2004 relate to the information in your table on page 68. Please advise.

10. Refer to your discussion of $8.3 million in integration and restructuring charges associated with the acquisitions of Datum and
TrueTime which you accounted for in accordance with EITF 95-3 and reflected as an increase in goodwill in 2003. Describe for us in more detail the nature of these costs and how you determined that they should be accounted for under EITF 95-3.


*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kenya Wright, Staff Accountant, at (202)
824-
5446 or Melissa Hauber, Senior Accountant, at (202) 942-2858 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director
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Mr. William Slater
Symmetricom, Inc.
January 7, 2005
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